Exhibit 99.1

JD.com Announces Third Quarter 2023 Results

Beijing, China — November 15, 2023 — JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months ended September 30, 2023.

Third Quarter 2023 Highlights

•	Net revenues for the third quarter of 2023 were RMB247.7 billion (US$[1]34.0 billion), an increase of 1.7% from the third quarter of 2022.

•

Income from operations for the third quarter of 2023 was RMB9.3 billion (US$1.3 billion), compared to RMB8.7 billion for the same period last year. Non-GAAP[2] income from operations was RMB11.1 billion (US$1.5 billion) for the third quarter of 2023, as compared to RMB9.9 billion for the third quarter of 2022. Operating margin of JD Retail before unallocated items for the third quarter of 2023 was 5.2%, maintained the same level as the third quarter of 2022.

•

Net income attributable to the company’s ordinary shareholders for the third quarter of 2023 was RMB7.9 billion (US$1.1 billion), compared to RMB6.0 billion for the same period last year. Non-GAAP net income attributable to the company’s ordinary shareholders for the third quarter of 2023 was RMB10.6 billion (US$1.5 billion), as compared to RMB10.0 billion for the same period last year.

•

Diluted net income per ADS for the third quarter of 2023 was RMB5.00 (US$0.69), compared to RMB3.57 for the third quarter of 2022. Non-GAAP diluted net income per ADS for the third quarter of 2023 was RMB6.70 (US$0.92), compared to RMB6.27 for the same period last year.

•

Operating cash flow for the twelve months ended September 30, 2023 was RMB58.4 billion (US$8.0 billion), compared to RMB45.8 billion for the twelve months ended September 30, 2022. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended September 30, 2023 was RMB39.4 billion (US$5.4 billion), compared to RMB25.8 billion for the twelve months ended September 30, 2022.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 29, 2023, which was RMB7.2960 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

“We reported steady top-line performance for the quarter with record profitability driven by our proactive efforts on enhancing price competitiveness and platform ecosystem, as well as our supply chain advantages,” said Sandy Xu, Chief Executive Officer of JD.com. “We continue to be encouraged by the progress we are making, as evidenced by further expanded merchant base and improved user shopping behavior. With our clear strategy to deliver value for users and business partners, and a value proposition that is optimized for the future, I am confident that JD.com is well positioned for long-term sustainable growth.”

“JD’s record profitability for the quarter and healthy cash flow reflects our successful business evolvement and supply chain strengths,” said Ian Su Shan, Chief Financial Officer of JD.com. “We also see our core categories of home appliance and electronics continued to expand market share, while general merchandise gradually ramped up momentum in the quarter, as we relentlessly focus on user experience. More importantly, China’s consumers are increasingly seeing JD as the place to shop for a great selection of quality products with the lowest prices and best service. Looking ahead, we will continue to manage for high-quality growth while investing in user experience and building a superior ecosystem to drive sustainable growth for our merchants and suppliers.”

Business Highlights

Environment, Social and Governance

•

In the 2023 Standard & Poor’s Global Corporate Sustainability Assessment (“CSA”), JD.com showcased outstanding ESG performance with a meaningful increase of 65% in the CSA score compared to the prior year, ranking at an industry-leading level in China’s retail sector. This achievement is mainly attributable to JD.com’s great attention and unremitting efforts on ESG initiatives, including establishing its board diversity policy and onboarding more female directors, publishing a code of conduct for suppliers, enhancing supply chain management, strengthening occupational health and safety, and reinforcing its business ethics regime and training, among others.

•

In the third quarter, JD.com dedicated itself to disaster relief to support those affected by floods in Beijing, Hebei province and other areas. JD Foundation donated RMB30 million worth of essential supplies to the affected areas. Meanwhile, JD.com fully leveraged its supply chain capabilities to ensure the efficient delivery of necessities to help local enterprises and residents resume their normal operations and daily lives. JD.com also provided tailored services and exemption policies for businesses in the affected areas.

•

In the third quarter, JD.com collaborated with Gree, Midea, Haier, Kingkoil, Jomoo and other home appliances and home goods brands to launch the Green Trade-in Alliance to accelerate the promotion and adoption of trade-in programs and to inspire more consumers to embrace a greener lifestyle. According to an assessment issued in August by the Beijing Green Exchange, a professional market platform for trading various environmental equities, from July 2022 to June 2023, JD.com cumulatively reduced carbon emissions of approximately 154,800 tons through trade-in services of eight home appliances and home goods categories. The reduction is equivalent to saving about 60,000 tons of coal consumption or planting 20 million additional trees for the earth.

•

Driven by JD.com’s unwavering commitment and unremitting efforts to creating more jobs and making contribution to the society, the company’s total expenditure for human resources, including both its own employees and external personnel who work for the company, amounted to RMB25.9 billion and RMB76.3 billion for the three months and the nine months ended September 30, 2023, respectively.

JD Retail

•

During the third quarter, JD.com continued to make progress and achieved promising preliminary results in its strategies of building a differentiated platform ecosystem and improving price competitiveness, both of which are realizing the company’s operating philosophy since its foundation, namely, to achieve a high-quality sustainable growth and value creation through relentless pursuit of “lower cost, higher efficiency, and superior customer experience.” The company witnessed accelerated expansion of onboarded and active merchants, both reaching historical highs, along with continued year-on-year growth in both 3P orders and 3P active customers in the quarter. In addition, the company’s customer engagement further improved with growing user order frequency, and its Net Promoter Score (NPS) also increased year-on-year and sequentially in the quarter.

•

In August, JD.com announced the reduction of the threshold for free shipping services for its 1P merchandise, with support of JD Logistics’s capabilities. Under the new initiative, JD PLUS members now enjoy unlimited free shipping when they purchase 1P merchandise, and non-JD PLUS members’ free shipping minimum order value is lowered to RMB59 from RMB99. As always, customers of JD.com will continue to enjoy premium logistics services with same and next-day delivery options.

•

In the third quarter, JD.com established a strategic partnership with the leading Italian luxury brand GUCCI, which launched its official flagship store on JD’s platform. DE BEERS, a high-end diamond jewelry brand from London, also opened its official flagship store on JD’s platform during the quarter. In addition, French luxury fashion group SMCP officially onboarded JD’s platform, with its fashion brands SANDRO, MAJE, and CLAUDIE PIERLOT opening flagship stores on JD’s platform. JD.com also welcomed leading beauty and cosmetics brands such as VALENTINO BEAUTY and URBAN DECAY in the quarter. JD.com remains committed to providing consumers with higher-quality and diversified products through continuous expansion in its collaborative brand lineups, merchandise selection and new product launch in the fashion field.

•

In the third quarter, JD.com announced to open three city-level home appliances and electronics flagship stores in Shanghai, and launched two JD MALLs in Ningbo and Wuhan, respectively. These efforts aim to bring consumers a new one-stop shopping experience for home appliances and home goods, and further invigorate “home scenario” consumption market by fostering stronger synergies across the home appliances, home goods, and home furnishings industries. In addition, JD.com continued to strengthen its omni-channel strategy in 3C and electronics category, promoting the launch of 47 JD Home and JD Computer and Digital stores in the quarter.

JD Health

•

In the third quarter, JD Health continued to expand its healthcare service offerings, providing users with a more comprehensive and online and offline integrated experience. Its polyclinic center in Yizhuang, Beijing officially commenced operations. Leveraging JD Health’s digital capabilities, the polyclinic center integrates online and offline services, offering users a completely paperless experience with online medical examination report access and interpretation, follow-up consultations and other professional medical advice.

JD Logistics

•

In the third quarter, a JD Airlines all-cargo aircraft smoothly landed at Tan Son Nhat Airport in Ho Chi Minh City, Vietnam from Shenzhen Airport, and returned with full cargo. This marked the inauguration of JD Airlines’ new international all-cargo route between Shenzhen and Ho Chi Minh City, a step further in its expansion of international air cargo network.

•

As of September 30, 2023, JD Logistics operated over 1,600 warehouses. Including warehouse space managed through the Open Warehouse Platform, JD Logistics’s warehouse network had an aggregate gross floor area of over 32 million square meters.[3]

Dada

•

In the third quarter, JD.com released a “Three-kilometer Model” for its on-demand retail services. This model is built upon three core capabilities of digitalization, local supply chain integration and instant delivery, and provides users within 3 to 5 kilometers with a seamless experience of “online ordering, offline shipping, and one-hour delivery”. In addition, a “Five-year Action Plan” was also launched, under which JD.com’s on-demand retail services will facilitate the digital transformation of over 2 million local small and medium-sized offline stores, create over 10 million flexible employment opportunities and collaborate with ecosystem partners to generate over RMB1 trillion worth of consumption in the next five years.

•

In the third quarter, JD Daojia (JDDJ), one of China’s largest local on-demand retail platforms for retailers and brand owners, upgraded its service and launched its delivery fee waiver campaign, covering orders over RMB59 in more than 2,200 counties and cities across China. The campaign provides consumers with a more affordable and seamless on-demand shopping experience across all categories.

Third Quarter 2023 Financial Results

Net Revenues. For the third quarter of 2023, JD.com reported net revenues of RMB247.7 billion (US$34.0 billion), representing a 1.7% increase from the same period of 2022. Net product revenues decreased by 0.9%, while net service revenues increased by 12.7% for the third quarter of 2023, as compared to the same period of 2022.

Cost of Revenues. Cost of revenues increased by 0.8% to RMB208.9 billion (US$28.6 billion) for the third quarter of 2023 from RMB207.3 billion for the third quarter of 2022.

[3]

The numbers also include warehouses managed by Deppon Logistics Co., Ltd. (“Deppon”, Shanghai Stock Exchange code: 603056) and its subsidiaries (collectively, “Deppon Group”). In the third quarter of 2022, JD Logistics completed the acquisition of the controlling interest in Deppon and began to consolidate its financial results.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 6.1% to RMB15.2 billion (US$2.1 billion) for the third quarter of 2023 from RMB14.4 billion for the third quarter of 2022. Fulfillment expenses as a percentage of net revenues was 6.1% for the third quarter of 2023, compared to 5.9% for the same period last year. The increase was in relation to the adoption of lower threshold for free shipping services.

Marketing Expenses. Marketing expenses increased by 4.6% to RMB8.0 billion (US$1.1 billion) for the third quarter of 2023 from RMB7.6 billion for the third quarter of 2022, marketing expenses as a percentage of net revenues was 3.2% for the third quarter of 2023, compared to 3.1% for the same period last year. The increase was mainly due to the increased spending in promotion activities.

Research and Development Expenses. Research and development expenses decreased by 7.8% to RMB3.8 billion (US$0.5 billion) for the third quarter of 2023 from RMB4.1 billion for the third quarter of 2022. Research and development expenses as a percentage of net revenues was 1.5% for the third quarter of 2023, compared to 1.7% for the same period last year.

General and Administrative Expenses. General and administrative expenses decreased by 5.6% to RMB2.5 billion (US$0.3 billion) for the third quarter of 2023 from RMB2.6 billion for the third quarter of 2022. General and administrative expenses as a percentage of net revenues was 1.0% for the third quarter of 2023, compared to 1.1% for the same period last year.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the third quarter of 2023 increased by 6.6% to RMB9.3 billion (US$1.3 billion) from RMB8.7 billion for the same period last year. Operating margin for the third quarter of 2023 was 3.8%, compared to 3.6% for the third quarter of 2022. Non-GAAP income from operations increased by 11.8% to RMB11.1 billion (US$1.5 billion) for the third quarter of 2023 from RMB9.9 billion for the third quarter of 2022. Non-GAAP operating margin for the third quarter of 2023 was 4.5%, compared to 4.1% for the third quarter of 2022. Operating margin of JD Retail before unallocated items for the third quarter of 2023 was 5.2%, maintained the same level as the third quarter of 2022.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 12.4% to RMB12.9 billion (US$1.8 billion) for the third quarter of 2023 from RMB11.5 billion for the third quarter of 2022. Non-GAAP EBITDA margin for the third quarter of 2023 was 5.2%, compared to 4.7% for the third quarter of 2022.

Others, net. Other non-operating income was RMB1.8 billion (US$0.2 billion) for the third quarter of 2023, as compared to a loss of RMB0.8 billion for the third quarter of 2022. The change was primarily due to the decrease in net losses arising from fair value change of investment securities.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the company’s ordinary shareholders for the third quarter of 2023 increased by 33.1% to RMB7.9 billion (US$1.1 billion) from RMB6.0 billion for the same period last year. Net margin attributable to the company’s ordinary shareholders for the third quarter of 2023 was 3.2%, compared to 2.4% for the third quarter of 2022. Non-GAAP net income attributable to the company’s ordinary shareholders for the third quarter of 2023 increased by 5.9% to RMB10.6 billion (US$1.5 billion) from RMB10.0 billion for the same period last year. Non-GAAP net margin attributable to the company’s ordinary shareholders for the third quarter of 2023 was 4.3%, compared to 4.1% for the third quarter of 2022.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the third quarter of 2023 increased by 40.3% to RMB5.00 (US$0.69) from RMB3.57 for the third quarter of 2022. Non-GAAP diluted net income per ADS for the third quarter of 2023 increased by 6.9% to RMB6.70 (US$0.92) from RMB6.27 for the third quarter of 2022.

Cash Flow and Working Capital

As of September 30, 2023, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB250.3 billion (US$34.3 billion), compared to RMB226.2 billion as of December 31, 2022. For the third quarter of 2023, free cash flow of the company was as follows:

	For the three months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	9,151	15,004	2,056
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,506)	(1,747)	(239)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(3,784)	(3,013)	(413)
Other capital expenditures*	(1,522)	(1,980)	(271)

Free cash flow	2,339	8,264	1,133

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash provided by investing activities was RMB15.0 billion (US$2.1 billion) for the third quarter of 2023, consisting primarily of the decrease in short-term investments, partially offset by the cash paid for capital expenditures.

Net cash used in financing activities was RMB4.5 billion (US$0.6 billion) for the third quarter of 2023, consisting primarily of repayments of bank loans.

For the twelve months ended September 30, 2023, free cash flow of the company was as follows:

	For the twelve months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	45,805	58,394	8,004
(Less)/Add: Impact from JD Baitiao receivables included in the operating cash flow	(137)	451	62
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(15,274)	(13,618)	(1,867)
Other capital expenditures	(4,551)	(5,831)	(799)

Free cash flow	25,843	39,396	5,400

Supplemental Information

The company reports four segments, JD Retail, JD Logistics, Dada and New businesses. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi and overseas businesses.

The table below sets forth the segment operating results:

	For the three months ended			For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$

	(In millions, except percentage data)
Net revenues:
JD Retail	211,923	212,059	29,065	671,004	677,697	92,886
JD Logistics	35,771	41,663	5,710	94,394	119,424	16,368
Dada	2,380	2,867	393	5,349	8,254	1,131
New businesses	4,997	3,818	523	17,018	11,584	1,588
Inter-segment eliminations *	(11,536)	(12,709)	(1,741)	(36,975)	(38,374)	(5,259)

Total consolidated net revenues	243,535	247,698	33,950	750,790	778,585	106,714

Operating income/(loss):
JD Retail	10,926	11,001	1,508	26,990	28,988	3,973
JD Logistics	253	288	39	(372)	(325)	(45)
Dada	(300)	(52)	(7)	(915)	(298)	(41)
New businesses	276	(140)	(20)	(4,143)	764	105
Including: gain on sale of development properties	1,229	—	—	1,229	1,481	203

Total segment operating income	11,155	11,097	1,520	21,560	29,129	3,992
Unallocated items**	(2,427)	(1,794)	(245)	(6,665)	(5,129)	(703)

Total consolidated operating income	8,728	9,303	1,275	14,895	24,000	3,289

Operating margin:
JD Retail	5.2%	5.2%	5.2%	4.0%	4.3%	4.3%
JD Logistics	0.7%	0.7%	0.7%	(0.4)%	(0.3)%	(0.3)%
Dada	(12.6)%	(1.8)%	(1.8)%	(17.1)%	(3.6)%	(3.6)%
New businesses	5.5%	(3.7)%	(3.7)%	(24.3)%	6.6%	6.6%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The tables below set forth the revenue information:

	For the three months ended
	September 30, 2022	September 30, 2023	September 30, 2023	YoY% change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	119,284	119,316	16,354	0.0%
General merchandise revenues	77,743	75,988	10,415	(2.3)%

Net product revenues	197,027	195,304	26,769	(0.9)%
Marketplace and marketing revenues	18,954	19,529	2,677	3.0%
Logistics and other service revenues	27,554	32,865	4,504	19.3%

Net service revenues	46,508	52,394	7,181	12.7%
Total net revenues	243,535	247,698	33,950	1.7%

	For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023	YoY% change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	374,270	388,446	53,241	3.8%
General merchandise revenues	253,193	236,277	32,384	(6.7)%

Net product revenues	627,463	624,723	85,625	(0.4)%
Marketplace and marketing revenues	57,372	61,100	8,374	6.5%
Logistics and other service revenues	65,955	92,762	12,715	40.6%

Net service revenues	123,327	153,862	21,089	24.8%
Total net revenues	750,790	778,585	106,714	3.7%

Adoption of 2023 Share Incentive Plan

As a renewal of the existing share incentive plan (the “Existing Plan”), the company’s board of directors and the compensation committee have approved the adoption of a 2023 Share Incentive Plan (the “2023 Plan”). Under the 2023 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards includes the unused balance of 223,666,717 shares as of October 31, 2023 under the Existing Plan and the same mechanism of an annual increase by 1% of the total number of ordinary shares outstanding of the company on the last day of the immediately preceding fiscal year commencing with the fiscal year ending on December 31, 2024. The 2023 Plan will become effective on December 21, 2023 and will expire on the tenth anniversary of its effective date.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on November 15, 2023, (8:00 pm, Beijing/Hong Kong Time on November 15, 2023) to discuss its financial results for the three months ended September 30, 2023.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10034774-g1uv9e.html

CONFERENCE ID: 10034774

A telephone replay will be available for one week until November 22, 2023. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong:	800-930-639

Mainland China:	400-120-9216

Passcode:	10034774

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the company’s ordinary shareholders, non-GAAP net margin to the company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to the company’s ordinary shareholders as net income/(loss) attributable to the company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the company’s ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	78,861	115,971	15,895
Restricted cash	6,254	7,897	1,082
Short-term investments	141,095	126,382	17,322
Accounts receivable, net (including JD Baitiao of RMB3.1 billion and RMB2.1 billion as of December 31, 2022 and September 30, 2023, respectively)(1)	20,576	20,705	2,838
Advance to suppliers	3,838	3,388	464
Inventories, net	77,949	64,638	8,859
Prepayments and other current assets	15,156	13,995	1,918
Amount due from related parties	6,142	4,632	635
Assets held for sale	1,203	—	—

Total current assets	351,074	357,608	49,013
Non-current assets
Property, equipment and software, net	55,080	66,649	9,135
Construction in progress	11,161	9,760	1,338
Intangible assets, net	9,139	8,156	1,118
Land use rights, net	33,848	37,975	5,205
Operating lease right-of-use assets	22,267	22,764	3,120
Goodwill	23,123	23,123	3,169
Investment in equity investees	57,641	57,893	7,935
Investment securities	11,611	4,793	657
Deferred tax assets	1,536	1,533	210
Other non-current assets	18,770	27,139	3,721

Total non-current assets	244,176	259,785	35,608

Total assets	595,250	617,393	84,621

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	12,146	13,740	1,883
Accounts payable	160,607	153,563	21,048
Advance from customers	33,713	33,065	4,532
Deferred revenues	3,351	2,275	312
Taxes payable	5,926	9,206	1,262
Amount due to related parties	488	159	22
Accrued expenses and other current liabilities	42,570	42,333	5,802
Operating lease liabilities	7,688	8,097	1,110
Liabilities held for sale	72	—	—

Total current liabilities	266,561	262,438	35,971
Non-current liabilities
Deferred revenues	1,107	1,026	141
Unsecured senior notes	10,224	10,550	1,446
Deferred tax liabilities	6,511	8,131	1,114
Long-term borrowings	20,009	22,191	3,042
Operating lease liabilities	14,978	15,280	2,094
Other non-current liabilities	1,737	1,493	205

Total non-current liabilities	54,566	58,671	8,042

Total liabilities	321,127	321,109	44,013
MEZZANINE EQUITY	590	603	83

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,183 million shares issued and 3,147 million shares outstanding as of September 30, 2023)	213,366	230,094	31,536
Non-controlling interests	60,167	65,587	8,989

Total shareholders’ equity	273,533	295,681	40,525

Total liabilities, mezzanine equity and shareholders’ equity	595,250	617,393	84,621

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	197,027	195,304	26,769	627,463	624,723	85,625
Net service revenues	46,508	52,394	7,181	123,327	153,862	21,089

Total net revenues	243,535	247,698	33,950	750,790	778,585	106,714

Cost of revenues	(207,339)	(208,947)	(28,639)	(645,254)	(662,383)	(90,787)
Fulfillment	(14,354)	(15,225)	(2,087)	(46,148)	(47,275)	(6,480)
Marketing	(7,605)	(7,955)	(1,090)	(25,787)	(27,023)	(3,704)
Research and development	(4,116)	(3,794)	(520)	(12,527)	(12,052)	(1,652)
General and administrative	(2,622)	(2,474)	(339)	(7,408)	(7,333)	(1,005)
Gain on sale of development properties	1,229	—	—	1,229	1,481	203

Income from operations(2)(3)	8,728	9,303	1,275	14,895	24,000	3,289

Other income/(expenses)
Share of results of equity investees	377	427	59	(2,308)	513	70
Interest expense	(579)	(710)	(97)	(1,408)	(1,954)	(268)
Others, net(4)	(816)	1,782	243	(1,128)	5,785	794

Income before tax	7,710	10,802	1,480	10,051	28,344	3,885
Income tax expenses	(1,751)	(2,579)	(353)	(3,581)	(6,999)	(959)

Net income	5,959	8,223	1,127	6,470	21,345	2,926

Net income/(loss) attributable to non-controlling interests shareholders	(4)	287	39	(886)	567	78
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	—	—	—	8	—	—

Net income attributable to the company’s ordinary shareholders	5,963	7,936	1,088	7,348	20,778	2,848

Net income per share:
Basic	1.91	2.52	0.35	2.35	6.61	0.91
Diluted	1.78	2.50	0.34	2.22	6.54	0.90
Net income per ADS:
Basic	3.81	5.04	0.69	4.71	13.22	1.81
Diluted	3.57	5.00	0.69	4.43	13.09	1.79

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(40)	(35)	(5)	(100)	(99)	(14)
Fulfillment	(257)	(239)	(33)	(684)	(570)	(78)
Marketing	(174)	(112)	(15)	(472)	(330)	(45)
Research and development	(416)	(203)	(28)	(1,156)	(690)	(95)
General and administrative	(1,097)	(784)	(107)	(3,000)	(2,135)	(292)

Total	(1,984)	(1,373)	(188)	(5,412)	(3,824)	(524)

(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(107)	(103)	(14)	(287)	(311)	(43)
Marketing	(221)	(220)	(30)	(657)	(659)	(90)
Research and development	(83)	(66)	(9)	(181)	(239)	(33)
General and administrative	(32)	(32)	(4)	(128)	(96)	(13)

Total	(443)	(421)	(57)	(1,253)	(1,305)	(179)

(4)

Others, net are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses), interest income and gains/(losses) from fair value change of short-term investments.

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the company’s ordinary shareholders	10,040	10,637	1,458	20,561	26,785	3,670
Weighted average number of shares:
Basic	3,129	3,147	3,147	3,122	3,143	3,143
Diluted	3,181	3,170	3,170	3,182	3,172	3,172
Non-GAAP net income per share:
Basic	3.21	3.38	0.46	6.59	8.52	1.17
Diluted	3.14	3.35	0.46	6.43	8.43	1.16
Non-GAAP net income per ADS:
Basic	6.42	6.76	0.93	13.17	17.04	2.34
Diluted	6.27	6.70	0.92	12.86	16.87	2.31

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	9,151	15,004	2,056	39,333	39,908	5,470
Net cash provided by/(used in) investing activities	(9,754)	14,964	2,051	(36,118)	3,529	484
Net cash provided by/(used in) financing activities	4,029	(4,486)	(615)	5,415	(5,063)	(694)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,799	(763)	(104)	4,466	338	45

Net increase in cash, cash equivalents and restricted cash	5,225	24,719	3,388	13,096	38,712	5,305
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	84,564	99,149	13,589	76,693	85,156	11,672
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	—	—	—	—	(41)	(6)
Cash, cash equivalents, and restricted cash at beginning of period	84,564	99,149	13,589	76,693	85,115	11,666

Cash, cash equivalents and restricted cash at end of period	89,789	123,868	16,977	89,789	123,868	16,977

Net cash provided by operating activities	9,151	15,004	2,056	39,333	39,908	5,470
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,506)	(1,747)	(239)	(1,438)	(743)	(102)
Less: Capital expenditures, net of related sales proceeds Capital expenditures for development properties	(3,784)	(3,013)	(413)	(11,407)	(7,521)	(1,031)
Other capital expenditures	(1,522)	(1,980)	(271)	(2,937)	(4,292)	(588)

Free cash flow	2,339	8,264	1,133	23,551	27,352	3,749

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	45.8	57.8	39.7	52.5	58.4
Free cash flow – TTM	25.8	35.6	19.0	33.5	39.4
Inventory turnover days(5) – TTM	31.7	33.2	32.4	31.7	30.8
Accounts payable turnover days(6) – TTM	50.4	52.5	51.3	52.8	52.6
Accounts receivable turnover days(7) – TTM	4.0	4.5	4.8	5.0	5.4

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	8,728	9,303	1,275	14,895	24,000	3,289
Add: Share-based compensation	1,984	1,373	188	5,412	3,824	524
Add: Amortization of intangible assets resulting from assets and business acquisitions	330	309	42	879	972	133
Add: Effects of business cooperation arrangements	113	112	15	374	333	46
Reversal of: Gain on sale of development properties	(1,229)	—	—	(1,229)	(1,481)	(203)

Non-GAAP income from operations	9,926	11,097	1,520	20,331	27,648	3,789

Add: Depreciation and other amortization	1,537	1,792	246	4,373	5,143	705

Non-GAAP EBITDA	11,463	12,889	1,766	24,704	32,791	4,494

Total net revenues	243,535	247,698	33,950	750,790	778,585	106,714
Non-GAAP operating margin	4.1%	4.5%	4.5%	2.7%	3.6%	3.6%

Non-GAAP EBITDA margin	4.7%	5.2%	5.2%	3.3%	4.2%	4.2%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the company’s ordinary shareholders	5,963	7,936	1,088	7,348	20,778	2,848
Add: Share-based compensation	1,668	1,078	148	4,575	3,073	421
Add: Amortization of intangible assets resulting from assets and business acquisitions	221	144	20	620	525	72
Add: Reconciling items on the share of equity method investments(8)	81	301	41	911	1,002	137
Add: Impairment of goodwill, intangible assets, and investments	361	384	53	1,618	1,772	243
Add: Loss from fair value change of long-term investments	2,779	783	107	2,944	395	54
Reversal of: Gain on sale of development properties	(1,010)	—	—	(1,010)	(1,120)	(154)
(Reversal of) /Add: Net (gain)/loss on disposals/deemed disposals of investments and others	(27)	(5)	(1)	3,491	(55)	(8)
Add: Effects of business cooperation arrangements and non-compete agreements	113	112	15	363	333	46
(Reversal of)/Add: Tax effects on non-GAAP adjustments	(109)	(96)	(13)	(299)	82	11

Non-GAAP net income attributable to the company’s ordinary shareholders	10,040	10,637	1,458	20,561	26,785	3,670

Total net revenues	243,535	247,698	33,950	750,790	778,585	106,714
Non-GAAP net margin to the company’s ordinary shareholders	4.1%	4.3%	4.3%	2.7%	3.4%	3.4%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.